Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

September 27, 2016

VIA EDGAR

Ms. Sonia Gupta Barros

Assistant Director, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp.
Draft Offering Statement on Form 1-A
Submitted August 29, 2016
CIK No. 0001640967

Dear Ms. Barros:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 23, 2016 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (CIK No. 0001640967) filed with the Commission on August 29, 2016, relating to the Company’s offering of common stock (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

General

1.	We note your disclosure that you invest capital in your Programs. We also note your disclosure indicating that your Programs make debt investments in diversified portfolios of commercial real estate and real estate-related assets. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response to Comment No. 1

The Company. The Company invests capital in its Programs and such investments will be investment securities; however, the value of the Company’s investments into its Programs is expected to represent a small percentage of the value of the Company’s total assets. In this regard, although the Company generally does not intend to make other investments in investment securities, in the event the Company does make such investments, the Company’s investments in its Programs and any other Company investments in investment securities will not have a value exceeding 40% of the value of the Company’s total assets.

The Company is engaged primarily in the business of providing investment management services and not in the business of investing, reinvesting or trading in securities. It does not issue face-amount certificates of the installment type. The Company holds itself out as a holding company operating through wholly owned subsidiaries most of which are the investment managers of the Programs. The Company also has a wholly owned subsidiary that is the manager of the general partner of Fundrise, L.P., which was formed to provide warehousing and financing support to assets originated and facilitated for the Fundrise Platform.  Finally, the Company has a wholly owned subsidiary that is the trustee of an entity that issues the Project Dependent Notes.  Accordingly, the Company does not believe it meets the definition of investment company as defined in the Investment Company Act of 1940.

The Company’s Programs. The Company does not believe that its Programs (which are not subsidiaries of the Company but are advised by the Company’s investment management subsidiaries) are investment companies as defined in the Investment Company Act of 1940.  As described in the Offering Statement, the Company expects the Programs to either not meet the definition of investment company in Section 3(a)(1) of the Investment Company Act of 1940 or to qualify for the exception provided for in Section 3(c)(5)(C) of the Investment Company Act.

The Company’s Programs treat subsidiaries of which they or their wholly owned or majority owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which the Programs’ agreement or the agreement of the Programs’ wholly owned or majority owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities in the Investment Company Act of 1940. The Programs reached this conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. The underlying assets of the Company’s Controlled Subsidiaries are expected to be real property.  In these cases, the Programs and their Controlled Subsidiaries will not meet the definition of investment company.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

In other cases, the Programs and their subsidiaries will rely on the exclusion provided for in Section 3(c)(5)(C) of the Investment Company Act.  Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate”.  The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C).  The Staff has stated that it would regard an issuer as being engaged primarily in said business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets.  (NAB Asset Corp., SEC No-Action Letter (June 20, 1981)).  The Company expects certain of its Programs or Program subsidiaries to hold commercial mortgage loans and other commercial real estate related assets in accordance with the Staff guidance with respect to Section 3(c)(5)(C).

2.	We note your disclosure throughout your offering circular regarding the success of your prior business. See, for example only, your disclosure that:

We have originated approximately $150 million in both equity and debt investments deployed across more than approximately $650 million of real estate property, while collecting and processing more than 55,000 investor dividends, distributions, investments and principal re-payments since we sponsored our first online investment in 2012. Our real estate debt and equity originations have increased at a compound annual growth rate of 802% (from $0.9 million to $75.2 million) for the two year period starting January 1, 2014 and ending December 31, 2015 and had a year-over-year growth rate of 118% (from $31.1 million to $67.8 million) for the six months ended June 30, 2016.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

Please balance such disclosure with a discussion of any material historical adverse business developments that you or your affiliates, including the eREITs that you sponsor and Project Dependent Notes, have experienced, and the fact that you are currently incurring net losses.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure throughout the document to state that the Company’s sponsored Programs have not suffered any loss of principal or projected interest to date, but that there can be no assurance that such performance will continue in the future. In addition, the Company has revised the disclosure to state that, as of September 22, 2016, it is yet to generate any profits from its operations and is incurring net losses.

3.	We also note your track record disclosure which refers to the declared annualized 11% quarterly dividend for Fundrise Real Estate Investment Trust, LLC. If such dividend was paid from offering proceeds, please revise your disclosure to state this fact.

Response to Comment No. 3

The Company respectfully advises the Staff that all of the dividends declared and paid to date for Fundrise Real Estate Investment Trust, LLC (the “Income eREITTM”) have been paid from operating cash flow and not from offering proceeds. However, as noted in the Income eREITTM’s offering circular, dividends may be paid from any source and it is possible that in the future such dividends may be paid from offering proceeds.

Part I

Item 6. Unregistered Securities Issued or Sold Within One Year

4.	Please include the information required by Item 6 of Part I of Form 1-A with respect to the sale of your Class M Common Stock to management in July 2016.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its disclosure contained in Item 6 of Part I of its Form 1-A to include the sale of the Company’s Class M Common Stock to management in July 2016.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

Part II – Offering Circular

Cover Page

5.	Please revise your cover page to limit to one page as required by Item 1 of Part II of Form 1-A. Please also consider removing disclosure regarding your prior performance from the cover page. See for example, your statements regarding the rate at which your originations have increased and the success of your eREIT offerings.

Response to Comment No. 5

In response to the Staff’s comment, the Company has removed the disclosure regarding the rate of originations and the success of the eREITTM offerings, and certain other disclosures, in order to limit the cover page to one page.

6.	Please include a cross-reference to the section where the disclosure required by Item 14 of Part II of Form 1-A is provided. Please see Item 1(d) of Part II of Form 1-A.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure to include a cross reference to the sections of the Form 1-A titled “Securities Being Offered” and “Plan of Distribution”.

7.	We note that you anticipate accounting or audit fees of $150,000 in connection with the offering. Please include a footnote to the table on the cover page to state the amount of the expenses of the offering to be borne by you. Please see Instruction 6 to Item 1(e) of Part II of Form 1-A.

Response to Comment No. 7

In response to the Staff’s comment, the Company has included a footnote to the table on the cover page with respect to offering expenses.

8.	We note your disclosure in footnote 2 which states that you will not start operations until you raise $1,000,000 in this offering. However, your disclosure throughout the offering circular states that you have already commenced operations. Please revise your disclosure to reconcile this apparent discrepancy.

Response to Comment No. 8

In response to the Staff’s comment, the Company has removed the statement that it will not start operations until it has raised $1,000,000 and thanks the Staff for bringing this discrepancy to its attention.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

Risk Factors

Risks Related to Compliance and Regulation

We are offering our shares of Class B Common Stock…, page 26

9.	Please tell us whether you will elect to delay the implementation of new and revised accounting standards as permitted under Section 107 of the JOBS Act, and amend your offering statement to disclose your election.

Response to Comment No. 9

The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Section 7(a)(2)(B).

In response to the Staff’s comment, the Company has amended the “Risks Related to Compliance and Regulation” to include disclosure of this election and the related risks.

10.	Please amend to disclose if there is a material disparity between the cost of the 18 million Class M shares issued in July 2016 and the public offering price of the Class B shares offered in this offering statement. Please refer to Part II of Regulation A.

Response to Comment No. 10

The Company respectfully advises the Staff that the offering price of the shares of Class B Common Stock to be offered by the Company pursuant to the Offering Statement has not yet been determined by the board of directors of the Company. Once such offering price is determined by the Company’s board of directors and if the Company determines that there is a material disparity between such offering price and the effective cash cost to officers and directors of the Company for the shares of Class M Common Stock of the Company acquired by such individuals in July 2016, the Company will include a comparison of the public contribution under the proposed public offering and the effective cash contribution of the officers and directors of the Company in connection with the sale of Class M Common Stock of the Company to them in July 2016 in addition to the disclosure that will be included in the section titled “Dilution”.

11.	We note your disclosure on page 35 that states “[w]e generate the majority of our revenue from origination fees from (i) debt and equity investments paid by the real estate operators with which we partner, and (ii) asset management fees paid quarterly by investors in our Programs.” We also note your disclosure on page 36 that “[f]or the years ended December 31, 2014 and 2015, our total net revenue was $0.2 million and $2.3 million, respectively….” It appears as though a majority of your total net revenue of $2.3 million for the year ended December 31, 2015 came from net interest income. Please revise your disclosure to reconcile this apparent discrepancy or provide us with a detailed analysis as to why such reconciliation is not necessary.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

Response to Comment No. 11

In response to the Staff’s comment, the Company has amended the disclosure on page 35 to include that net interest income derived from the Project Dependent Note program was a significant portion of total net revenue for the years ended December 31, 2014 and December 31, 2015. As noted in the Company’s updated disclosure on page 3 and elsewhere, the Company has suspended the Project Dependent Note program indefinitely as of September 2016, and it is not expected to be a material part of the Company’s future revenue.

The Company has also included in the disclosure that in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310, loan origination fees and related loan origination costs for certain loans shall be offset and only the net amount shall be deferred over the life of the loan. Due to this U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) reporting requirement, the Company’s Consolidated Statements of Operations only reflect the net amount of loan origination fee revenue and not the actual amount of loan origination fee income that was received by the Company and used in operations.

12.	Please briefly describe how you calculate assets under management for purposes of determining your annual asset management fee, including whether amounts invested in your Project Dependent Notes or eREIT programs are included and whether assets under management are marked to market.

Response to Comment No. 12

Generally speaking, assets under management (“AUM”) is defined and calculated by the Company as the amount of money investors have invested via the Fundrise Platform. Asset management fees collected from the investors in the Project Dependent Note program were extremely low. In relation to the eREITTM program, the quarterly asset management fee agreement may differ between the eREITsTM. In most cases, the asset management fee calculated is not based on how the Company defines and calculates AUM; however, after the designated period stated below has passed, asset management fees are calculated based on net asset value (“NAV”) of the eREITTM.

NAV is calculated using a process that reflects (i) estimated values of each of the eREITsTM commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (ii) quarterly updates in the price of liquid assets for which third party market quotes are available, (iii) accruals of eREITTM distributions payable at the end of the quarter related to the current or previous quarters, and (iv) estimates of quarterly accruals, on a net basis, of eREITTM operating revenues, expenses and fees.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

Please see the disclosures from the eREITTM filings noted below describing the calculation of asset management fees.

Fundrise Real Estate Income REIT, LLC: “[Fundrise Real Estate Income REIT, LLC] will pay the Manager [Fundrise Advisors, LLC, a wholly-owned subsidiary of the Company] a quarterly asset management fee of one-fourth of 1.00%, which, until June 30, 2016, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our net asset value (“NAV”) at the end of each prior quarter. The Manager has agreed to waive its quarterly asset management fee during the distribution support period for any quarter in which Fundrise, LP is required to purchase shares pursuant to the distribution support agreement. Following the conclusion of the distribution support period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

Fundrise Equity REIT, LLC: “Quarterly asset management fee equal to an annualized rate of 1.00%, which, until September 30, 2016, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV [net asset value] at the end of each prior quarter.”

In response to the Staff’s comment, the Company has included additional disclosure on page 35 to clarify how its asset management fee calculations are currently structured.

13.	We note your disclosure on page 41 regarding your total net revenue for the years ended December 31, 2014 and 2015. Please provide a description of the significant components of your total net revenue. Please see Item 9 of Part II of Form 1-A.

Response to Comment No. 13

In response to the Staff’s comment, the Company has enhanced the disclosures related to revenue generation and total net revenue on pages 35, 39, and 41 to include the significant components of total net revenue for the years ended December 31, 2014 and December 31, 2015 and to recognize that although net interest income was a significant component of prior years’ revenue, the Project Dependent Note program, through which most of the Company’s interest income in prior years was generated, has been indefinitely suspended, and is not expected to be a material part of the Company’s future revenue.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

14.	We note the chart on page 46 entitled “Examples of Nontraded REIT Fees.” Please add disclosure, if true, that the 7% Selling Commission is part of the 15% Organization & Offering Expenses.

Response to Comment No. 14

In response to the Staff’s comment, the Company has revised the disclosure to note that the “Organization & Offering Expenses” may include “Selling Commissions”.

15.	In the footnotes to the distribution chart on page 50, please disclose the amount of REIT Dividends that were paid in excess of cash flow from operations and that were sourced from offering proceeds.

Response to Comment No. 15

In response to the Staff’s comment, the Company has included a footnote to the distribution chart on page 50 to disclose the amount of dividends that were paid in excess of cash flow from operations and that were sourced from offering proceeds by Fundrise Equity REIT, LLC for the quarter ended June 30, 2016, and respectfully advises the Staff that all of the dividends paid by Fundrise Real Estate Investment Trust, LLC were not in excess of cash flow.

16.	In the second footnote to the distribution chart on page 50, please provide a brief description of your PDN Portfolio program.

Response to Comment No. 16

In response to the Staff’s comment, the Company has revised the footnote on page 50 to disclose that the PDN Portfolios were pre-set bundles of Project Dependent Notes that were made available for purchase by investors, and that, as with the other Project Dependent Notes, while certain amounts of securities remain outstanding, the offering of PDN Portfolios was suspended indefinitely in September 2016.

17.	We note your disclosure that as of “April 2015, there was the largest spread in prices between the Core Commercial CPPI component (an index created by Moody’s and Real Capital Analytics that tracks the price of large-scale, institutional-sized commercial real estate) and the Boxwood SCPI-117 (an index created by Boxwood Means that tracks the price of small-scale commercial real estate) since 2005, as shown in the chart below.” The chart on page 52 appears to only go back to July 2006. Please revise the chart to include the relevant time period.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised the narrative disclosure to match the chart on page 52.

18.	We note your disclosure that “[a]ll of our executive officers and significant employees work full-time for us.” We also note that the table on page 58 only lists your directors and executive officers. Please revise the table on page 58 to include any significant employees. Please see Item 10(a) of Part II of Form 1-A.

Response to Comment No. 18

In response to the Staff’s comment, the Company has revised the table to include significant employees, as well as revised the narrative disclosure to contain the biographies of each significant employee.

19.	We note that a portion of the total compensation received by Kenneth J. Shin and Bjorn J. Hall was in the form of a grant of restricted shares of Class A Common Stock, and that you have a 2014 Stock Option and Grant Plan. Please ensure that you provide all of the disclosure required by Item 11(d) of Part II of Form 1-A.

Response to Comment No. 19

In response to the Staff’s comment, the Company has revised the disclosure to include a description of its 2014 Stock Option and Grant Plan. Other than the 2014 Stock Option and Grant Plan, the Company does not have any other ongoing plans or arrangements whereby compensation may be paid in the future.

20.	We note that Renren Lianhe Holdings beneficially owns 66.2% of your Series A Preferred Stock. Please briefly describe here any transactions or any currently proposed transactions during your last two completed fiscal years and the current fiscal year between Renren Lianhe Holdings and you and your subsidiaries where the amount involved exceeded or exceeds $120,000. Please see Item 13(a) of Part II of Form 1-A.

Response to Comment No. 20

The Company respectfully advises the Staff that, subsequent to the closing of its Series A round, it neither has had in the past two years nor proposes to have in the foreseeable future any transactions with Renren Lianhe Holdings of any amount. However, in response to the Staff’s comment, the Company has revised the disclosure contained in the section “Interest of Management and Others in Certain Transactions – Investments in Project Dependent Notes” to include disclosure regarding investments in Project Dependent Notes by Joe Chen (the Company’s Director and Renren, Inc.’s Chief Executive Officer).

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

21.	Please include the names of the related parties that have an interest in each of the Investors’ Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement. Please see Instruction 4 to Item 13(a) of Part II of Form 1-A.

Response to Comment No. 21

In response to the Staff’s comment, the Company has revised the disclosure to include the names of the parties to each of the above cited agreements.

22.	Please provide your analysis as to why the Voting Agreement entered into on April 14, 2014 does not create a beneficial ownership group or confer beneficial ownership of the securities subject to such agreement upon the parties to the agreement.

Response to Comment No. 22

The Company respectfully advises the Staff that it does not believe that the Voting Agreement entered into on April 14, 2014 (the “Voting Agreement”) creates a beneficial ownership group because none of the actions contemplated by the Voting Agreement are triggered unless a majority of the outstanding shares entitled to vote on an issue have already voted in such way, meaning that the Voting Agreement does not control or dictate how shareholders must vote, but simply states that once a majority has concluded that an action is appropriate, the remaining shareholders will, to the extent required by the Voting Agreement, vote their shares in the same manner. Accordingly, the Company believes that the Voting Agreement does not create a beneficial ownership group because the signatories to the Voting Agreement have not agreed ahead of time to direct their votes, or allow someone else to direct their votes, in any manner.

In addition, the Company respectfully advises the Staff that it does not believe that the Voting Agreement confers beneficial ownership of the securities subject to the Voting Agreement upon the parties to the Voting Agreement because, as stated in the Staff’s Compliance and Disclosure Interpretation Question 105.06:

parties that do not have or share the power to vote or direct the vote of other parties’ shares would not beneficially own such shares solely as a result of entering into the voting agreement.

However, in light of the Staff’s comment, the Company has revised the disclosure to make clear that the Voting Agreement is only triggered if a majority of the outstanding shares eligible to vote on a matter have already voted for or against the matter in question.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

In addition, to expedite the Staff’s review, included as Attachment A is a copy of the form of Voting Agreement that the Company intends to file as an exhibit to the Form 1-A in its first public filing.

23.	We note that your Class B Common Stock is not entitled to vote on any matters submitted to a vote of stockholders except as required by applicable law. Please state any rights of the holders of Class B Common Stock that may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class. Please see Item 14(a)(1)(xiii) of Part II of Form 1-A.

Response to Comment No. 23

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Amended Filing to disclose that an amendment of the rights and obligations of Class B Common Stock of the Company may also require the vote of the holders of a majority of shares of the Company’s preferred stock.

24.	Please briefly describe any restriction on the repurchase or redemption of shares of capital stock by you while there is any arrearage in the payment of dividends or sinking fund installments. If there is no such restriction, please so state. Please see Item 14(a)(3) of Part II of Form 1-A.

Response to Comment No. 24

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Filing to disclose the restrictions on repurchase or redemption of shares of capital stock of the Company.

25.	Your independent auditor refers to the audit of Fundrise Real Estate Investment Trust, LLC which was performed by other auditors and whose report was furnished to your auditor. Please amend your filing to provide the audit report of the other auditors as it appears that your auditor is relying on the work of the other auditors, or tell us why such report is not required. Please refer to Rule 2-05 of Regulation S-X. To the extent you amend your filing to include an additional audit report, please also revise your disclosure under Experts on page 74 to reference the other auditor.

Response to Comment No. 25

The Company respectfully advises the Staff that it is aware that, prior to its Form 1-A being declared qualified, the Company will be required to include the audit report of the other auditors upon which work by the Company’s auditors was relied upon and the related consent, and hereby undertakes to file such audit reports and related expert consents in a subsequent amendment to its Form 1-A.

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

26.	Please revise your footnotes to clarify the nature of your non-controlling interest in consolidated entities and disclose any redemption provisions, or tell us where you disclose this information.

Response to Comment No. 26

In response to the Staff’s comment, the Company has added additional disclosure regarding the nature of the Company’s non-controlling interest in consolidated entities to the section “Our Structure” on page 56 of the Amended Filing. The Company has also added disclosure regarding redemption provisions of our eREITsTM to the section “Benefits to Our Investors” on page 49 of the Amended Filing.

27.	Please file your 2014 Stock Option and Grant Plan as a material contract or provide us with a detailed explanation as to why filing such plan is not required. Please see Item 17(6) of Part III of Form 1-A.

Response to Comment No. 27

In response to the Staff’s comment, the Company has revised the exhibit table to include the Company’s 2014 Stock Option and Grant Plan, which it undertakes to file as an exhibit to the Form 1-A as part of its first public filing.

Other

The Company respectfully advises the Staff that it is aware that, prior to its Form 1-A being declared qualified, the Company will be required to update its financial statements to include interim financial statements for the semi-annual period ended June 30, 2016, and hereby undertakes to file such financial statements in a subsequent amendment to its Form 1-A.

* * * * *

Ms. Sonia Gupta Barros

Division of Corporation Finance

September 27, 2016

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

[Enclosures:]

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Corporate Secretary
Rise Companies Corp.

Matt Schoenfeld, Esq.
Goodwin Procter LLP

Attachment A

VOTING AGREEMENT

This Voting Agreement (the “Agreement”) is made and entered into as of April 14, 2014, by and among Rise Companies Corp., a Delaware corporation (the “Company”), the holders of the Company’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock” or “Preferred Stock”), listed on the Schedule of Investors attached as Schedule A hereto (together with any subsequent investors, or transferees, who become parties hereto as “Investors” pursuant to Sections 11.8 or 11.9 below, the “Investors”), and the holders of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), listed on the Schedule of Key Holders attached as Schedule B hereto (together with any subsequent stockholders, or any transferees, who become parties hereto as “Key Holders” pursuant to Sections 11.8 or 11.9 below, the “Key Holders”). The Investors and the Key Holders are individually referred to herein as a “Stockholder” (and, together with the Company, a “Party”) and are collectively referred to herein as the “Stockholders” (and, together with the Company, the “Parties”). The Company’s Board of Directors is referred to herein as the “Board.”

RECITALS

WHEREAS, the Company and certain of the Investors have entered into that certain Series A Preferred Stock Purchase Agreement of even date herewith (the “Purchase Agreement”), which provides for, among other things, the purchase by such Investors of shares of the Company’s Series A Preferred Stock;

WHEREAS, the Company’s Restated Certificate (as the same may be amended and/or restated from time to time, the “Restated Certificate”) provides that (a) holders of shares of Common Stock, voting as a separate class, shall elect two (2) members of the Board (the “Common Directors”), (b) holders of shares of the Company’s Series A Preferred Stock, voting as a separate class, shall elect one (1) member of the Board (the “Series A Director”), and (c) holders of shares of Common Stock and holders of shares of Preferred Stock (on an as converted to Common Stock basis), voting together as a single class, shall be entitled to elect the remaining members of the Board (the “Independent Directors”); and

WHEREAS, to induce certain of the Investors to enter into the Purchase Agreement and purchase shares of Series A Preferred Stock thereunder, the Company, the holders of Series A Preferred Stock and the Key Holders desire to enter into this Agreement with such Investors.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.                  Agreement to Vote. Each Investor, as a holder of Preferred Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Preferred Stock, to hold all of the shares of Preferred Stock registered in its name and any other securities of the Company subsequently acquired by such Investor in the future (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such shares or other securities) (hereinafter collectively referred to as the “Investor Shares”) subject to, and to vote the Investor Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement. Each Key Holder, as a holder of Common Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Common Stock, to hold all of such shares registered in its name and any other securities of the Company subsequently acquired by such Key Holder in the future (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such shares or other securities) (hereinafter collectively referred to as the “Key Holder Shares”) subject to, and to vote the Key Holder Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement. The Investor Shares and the Key Holder Shares are hereinafter collectively referred to as the “Shares”.

2.                  Voting Provisions Relating to the Board.

2.1              Board Size. Each Stockholder shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all Shares owned by such Stockholder (or as to which such Stockholder has voting power) to ensure that the size of the Board shall be set and remain at five (5) directors; provided, however, that such Board size may be subsequently increased or decreased pursuant to an amendment of this Agreement in accordance with Section 11.5 hereof.

2.2              Election of Directors.

(a)                In any election of directors of the Company to elect the Common Directors, Stockholders holding shares of Common Stock shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Common Stock then owned by them (or as to which they then have voting power) to elect two (2) directors nominated by the holders of a majority of the then outstanding shares of Common Stock, one of which directors shall be the Company’s Chief Executive Officer (the “CEO Director”), provided that if for any reason the CEO Director shall cease to serve as the Company’s Chief Executive Officer, Stockholders holding shares of Common Stock shall promptly vote their respective shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board and (ii) to elect such person’s replacement as Chief Executive Officer of the Company as appointed by the Board (excluding such former CEO Director) as the new CEO Director.

(b)               In any election of directors of the Company to elect the Series A Director, Stockholders holding shares of Series A Preferred Stock shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Series A Preferred Stock then owned by them (or as to which they then have voting power) to elect one (1) director nominated by the holders of a majority of the then outstanding shares of Series A Preferred Stock.

(c)                In any election of directors of the Company to elect an Independent Director, the Stockholders shall each vote at any regular or special meeting of stockholders (or by written consent) all Shares then owned by them (or as to which they then have voting power) to elect two (2) Independent Directors having relevant industry experience relating to the Company’s business nominated by the holders of a majority of the then outstanding shares of Common Stock and Preferred Stock, voting as a single class on an as converted to Common Stock basis.

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(d)               In the absence of any nomination from the persons with the right to nominate a director as specified above, the director or directors previously nominated by such persons and then serving shall be reelected if still eligible to serve as provided herein.

(e)                To the extent that the application of subsections 2.2(a) through 2.2(d) above shall result in the designation of less than all of the authorized directors, then any remaining directors shall be nominated and elected by the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

2.3              Removal; Vacancies. Any director of the Company may be removed from the Board in the manner allowed by law and the Restated Certificate and Bylaws, but with respect to any director nominated pursuant to subsections 2.2(a), 2.2(b) or 2.2(c) above, only upon the vote or written consent of the Stockholders (or other persons) entitled to nominate such director. Any vacancy created by the resignation, removal or death of a director elected pursuant to Section 2.2 above shall be filled pursuant to the provisions of Section 2.2.

3.                  Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

4.                  Drag Along Right.

4.1              Actions to be Taken. In the event that (i) the Board, (ii) the holders of a majority of the outstanding shares of Common Stock and (iii) the holders of a majority of the outstanding shares of Preferred Stock (the “Requisite Parties”) approve a transaction or series of related transactions that qualifies as a “Liquidation Event” as defined in the Restated Certificate (any such transaction or series of related transactions are referred to herein as a “Sale of the Company”), then each Stockholder hereby agrees with respect to all Shares which it own(s) or over which it otherwise exercises voting or dispositive authority:

(a)                in the event such transaction is to be brought to a vote at a stockholder meeting, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b)               to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

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(c)                to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(d)               to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company;

(e)                if the Sale of the Company is structured as a sale of stock of the Company, each Stockholder shall agree to sell his, her or its Shares on the terms and conditions approved by the Requisite Parties; and

(f)                in the event that in connection with such Sale of the Company, the Requisite Parties appoint a stockholder representative (the “Stockholder Representative”) with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder’s pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative’s services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders.]

4.2              Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 4.1 above in connection with any proposed Sale of the Company (the “Proposed Sale”) unless:

(a)                any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Stockholder’s Shares, including, without limitation, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquiror and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder’s obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency by which such Stockholder is subject or bound;

(b)               the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

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(c)                the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Restated Certificate);

(d)               liability shall be limited to such Stockholder’s applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e)                upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Liquidation Event (assuming for this purpose that the Proposed Sale is a Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale; and

(f)                subject to subsection 4.2(e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of a series or class of capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such series or class of capital stock will be given the same option.

5.                  Legend on Share Certificates. Each certificate representing any Shares shall be endorsed by the Company with a legend reading substantially as follows:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT.”

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6.                  Covenant of the Company. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company.

7.                  No Liability for Election of Recommended Directors. Neither any Party to this Agreement, nor any officer, director, stockholder, partner, employee or agent of any such Party, makes any representation or warranty as to the fitness or competence of the nominee of any Party hereunder to serve on the Board by virtue of such Party’s execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement. No Stockholder, nor any affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

8.                  Grant of Proxy. Upon the failure of any Stockholder to vote its Shares in accordance with the terms of this Agreement, such Stockholder hereby grants to a stockholder designated by the Board a proxy coupled with an interest in all Shares owned by such Stockholder, which proxy shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 8 is amended to remove such grant of proxy in accordance with Section 11.5 hereof, to vote all such Shares in the manner provided in Sections 2, 3 and 4 hereof.

9.                  Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any other Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

10.              Execution by the Company. The Company, by its execution in the space provided below, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by Section 5 hereof, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing shares of capital stock of the Company upon written request from such holder to the Company at its principal office. The Parties hereto do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by Section 5 hereof and/or failure of the Company to supply, free of charge, a copy of this Agreement, as provided under this Section 10, shall not affect the validity or enforcement of this Agreement.

11.              Miscellaneous.

11.1          Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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11.2          Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier to occur of actual receipt or: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; or if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 11.2).

11.3          Term. This Agreement shall terminate and be of no further force or effect upon the earliest to occur of: (a) the consummation of the Company’s sale of its Common Stock or other securities in a firm commitment underwritten public offering with aggregate proceeds in excess of $35,000,000 pursuant to a registration statement under the Securities Act of 1933, as amended (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction) or (b) the consummation of a Liquidation Event, provided that Section 4 shall survive the termination of this Agreement in connection with a Liquidation Event to the extent necessary to enforce the provisions of Section 4 by their terms.

11.4          Manner of Voting. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

11.5          Amendments and Waivers. Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (a) the Company, (b) the holders of a majority of the then outstanding Shares held by the Key Holders who are then providing services to the Company as officers or employees and (c) the holders of a majority of the then outstanding Shares held by the Investors. Notwithstanding the foregoing, (i) the provisions of Section 2.2(a) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the holders of a majority of the then outstanding shares of Common Stock, (ii) the provisions of Section 2.2(b) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the of the holders of a majority of the then outstanding shares of Series A Preferred Stock, and (iii) the provisions of Section 2.2(c) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the holders of a majority of the then outstanding shares of Common Stock and Preferred Stock, voting as a single class on an as converted to Common Stock basis. Any amendment or waiver so effected shall be binding upon all the Parties hereto and all Parties’ respective successors and permitted assigns, whether or not any such Party, successor or assign entered into or approved such amendment or waiver. Notwithstanding the foregoing, any provision hereof may be waived by the waiving Party on such Party’s behalf, without the written consent of any other Party.

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11.6          Stock Splits, Stock Dividends, etc. In the event of any issuance of shares of the Company’s voting securities hereafter to any of the Parties hereto (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like), such shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 5.

11.7          Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. The Parties further agree to use good faith efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.8          Binding Effect on Transferees, Heirs, Successors and Assigns. In addition to any restriction on transfer that may be imposed by any other agreement by which any Party hereto may be bound, this Agreement shall be binding upon the Parties, their respective transferees, heirs, successors and assigns; provided that for any such transfer to be deemed effective, the transferee shall have executed and delivered to the Company in advance an Adoption Agreement substantially in the form attached hereto as Exhibit A (the “Adoption Agreement”). The Company shall not record any transfer of Shares on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 11.8. Upon the execution and delivery of an Adoption Agreement by a transferee reasonably acceptable to the Company, such transferee shall be deemed to be a Party hereto as if such transferee were the transferor and such transferee’s signature appeared on the signature pages hereto and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. By its execution hereof or of any Adoption Agreement, each of the Stockholders appoints the Company as its attorney-in-fact for the purpose of executing any Adoption Agreement which may be required to be delivered hereunder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective transferees, heirs, successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.9          Additional Parties.

(a)                Notwithstanding Section 11.5, no consent shall be necessary to add additional Investors as signatories to this Agreement, provided that such Investors have (i) purchased Series A Preferred Stock pursuant to the subsequent closing provisions of Section 1.3 of the Purchase Agreement and (ii) executed and delivered either (A) an Adoption Agreement substantially in the form attached hereto as Exhibit A or (B) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

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(b)               In the event that after the date of this Agreement, the Company enters into an agreement with any person to issue shares of capital stock to such person (other than to a purchaser of Series A Preferred Stock described in Section 11.9(a) above), following which such person would hold Shares representing one percent (1%) or more of the Company’s then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of all then outstanding options, warrants or convertible securities (whether or not then exercisable or convertible) as outstanding), then (i) the Company shall cause such person, as a condition precedent to the issuance of such capital stock, to become a party to this Agreement by executing an Adoption Agreement substantially in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and Stockholder hereunder and thereafter such person shall be deemed a Key Holder and Stockholder for all purposes under this Agreement and (ii) notwithstanding Section 11.5, no consent shall be necessary to add such person as a signatory to this Agreement.

11.10      Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

11.11      Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof and thereof, and supersedes all other agreements of the Parties relating to the subject matter hereof and thereof.

11.12      Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.13      Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence thereto, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provision or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

11.14      Further Assurances. At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

11.15      Aggregation. All Shares held or acquired by a Stockholder and/or its affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

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11.16      No Conflicting Agreements(a). Except for this Voting Agreement, neither any of the Stockholders nor any affiliates thereof shall deposit any shares of capital stock of the Company beneficially owned by such Stockholder or affiliate in a voting trust or subject any such shares of capital stock to any arrangement or agreement with respect to the voting of such shares of capital stock.

11.17      Arbitration. Any controversy between the Parties hereto involving any claim arising out of or relating to this Agreement, will be submitted to and be settled by final and binding arbitration in New York City, New York, in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association (the “AAA”), and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Such arbitration shall be conducted by three (3) arbitrators chosen by the Company, the Investors and the Key Holders, or failing such agreement, an arbitrator appointed by the AAA. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the New York Code of Civil Procedure, the arbitrator shall be required to provide in writing to the Parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

11.18      Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholders’ spouse shall execute and deliver to the Company a Consent of Spouse in the form attached hereto as Exhibit B (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such Consent of Spouse shall not be deemed to confer or convey to the spouse any rights in such Stockholder’s Shares that do not otherwise exist by operation of law or the agreement of the Parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his or her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions an obligations contained in this Agreement and agreeing and consenting to the same.

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EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned (the “Holder”) pursuant to the terms of that certain Voting Agreement dated as of April 14, 2014 (the “Agreement”) by and among the Company and certain of its stockholders. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows:

1.                  Acknowledgment. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the “Stock”), for one of the following reasons (Check the appropriate box):

☐	as a transferee of Shares from a party in such party’s capacity as an “Investor” bound by the Agreement, and after such transfer, Holder shall be considered an “Investor” and a “Stockholder” for all purposes of the Agreement.

☐	as a transferee of Shares from a party in such party’s capacity as a “Key Holder” bound by the Agreement, and after such transfer, Holder shall be considered a “Key Holder” and a “Stockholder” for all purposes of the Agreement.

☐	as a new Investor in accordance with Section 11.9(a) of the Agreement, in which case Holder will be an “Investor” and a “Stockholder” for all purposes of the Agreement.

☐	in accordance with Section 11.9(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a “Key Holder” and a “Stockholder” for all purposes of the Agreement.

2.                  Agreement. Holder (a) agrees that the Stock acquired by Holder shall be bound by and subject to the terms of the Agreement, and (b) hereby adopts the Agreement with the same force and effect as if Holder were originally a Party thereto.

3.                  Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address listed beside Holder’s signature below.

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EXECUTED AND DATED this ______ day of _________________, 20___.

HOLDER:

By:

Name:

Title:

Address:

Email:

Fax:
Accepted and Agreed:

COMPANY

By:

Name:

Title:

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EXHIBIT B

CONSENT OF SPOUSE

I, [__________________________], spouse of [___________________], acknowledge that I have read the Voting Agreement, dated as of [_____ __], 2014, to which this Consent of Spouse is attached as Exhibit B (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of Company (as defined in the Agreement) that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent of Spouse. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Date:
[Name of Stockholder’s Spouse]

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